News

FOR IMMEDIATE RELEASE
Bank of Montreal Renews Normal Course Issuer Bid
TORONTO, November 19, 2009 — Bank of Montreal (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions Canada (OSFI) have approved BMO’s normal course issuer bid to purchase for cancellation up to 15 million of its common shares commencing December 2, 2009, and ending December 1, 2010, through the facilities of the Toronto Stock Exchange.
The common shares that may be repurchased represent approximately 2.7 per cent of BMO’s public float of common shares. BMO will determine the actual number of common shares that may be purchased and the timing of any such purchases. The price paid for the share purchases will be the market price of the shares at the time of acquisition. The Bank will only initiate purchases under the program after consulting with OSFI.
No common shares were repurchased under the Bank’s recently expired normal course issue bid. There were 551,914,804 Bank of Montreal common shares issued and outstanding as at November 16, 2009, and the public float was 551,321,713 common shares. The average daily trading volume for the 6 months ended October 31, 2009, and the daily maximum number of shares available for purchase calculated pursuant to the rules of the Toronto Stock Exchange for the purposes of the bid, was 2,174,537 and 543,634 shares, respectively.
BMO Financial Group’s Tier 1 capital ratio was 11.71 per cent as at July 31, 2009. The normal course issuer bid is being renewed as part of the Bank’s capital management strategy.

For Media Relations Enquiries:
Ralph Marranca, Toronto, 416-867-3996, ralph.marranca@bmo.com
Ronald Monet, Montreal, 514-877-1873, ronald.monet@bmo.com
For Investor Relations Enquiries:
Steven Bonin, Toronto, 416-867-5452, steven.bonin@bmo.com
Andrew Chin, Toronto, 416-867-7019, andrew.chin@bmo.com
Internet: www.bmo.com